News Release

Issued on behalf of RELX PLC and RELX NV

29 January 2018

RELX Group announces definitive agreement to acquire ThreatMetrix

RELX Group announced today that it has entered into a definitive agreement to acquire the entire issued share capital of ThreatMetrix, for a consideration of £580m payable in cash.

ThreatMetrix is a leader in the global risk-based authentication sector, headquartered in San Jose, California and founded in 2005. ThreatMetrix’s technology analyses connections among devices, locations, anonymised identity information and threat intelligence, and combines this data with behavioural analytics to identify high-risk digital behaviour and transactions in real time.

ThreatMetrix has strong client relationships across financial services, e-commerce, and media sectors and offers authentication solutions for account origination, payments, “card not present” transactions and account logins.

ThreatMetrix’s Digital Identity Network analyses over 100 million transactions per day across 35,000 websites from 5,000 customers. This makes it the one of the largest repositories of online digital identities in the world, encompassing 1.4 billion unique online identities from 4.5 billion devices in 185 countries.

ThreatMetrix will become part of Risk & Business Analytics, which under the LexisNexis Risk Solutions brand addresses fraud and authentication challenges by applying advanced analytics to physical identity attributes, including identity credentials, addresses and asset ownership.

LexisNexis Risk Solutions already has an established commercial partnership with ThreatMetrix, including ThreatMetrix’s device intelligence solutions in its Risk Defense Platform.  Further integration of ThreatMetrix’s capabilities in device, email and social intelligence will build a more complete picture of risk in today’s global, mobile digital economy, providing both physical and digital identity solutions.

Risk & Business Analytics CEO, Mark Kelsey, said: “ThreatMetrix is widely recognised as a leader in the digital identity space.  Bringing that together with our own strengths in physical identity attributes will give our clients across all forms of commerce and geographies a more reliable, comprehensive approach to fraud and identity risk management while maintaining the privacy and security principles our customers have come to expect. The acquisition is in line with our organic growth driven strategy, supported by acquisitions of targeted data sets and analytics that are natural additions to our existing business.”

Reed Taussig, President and CEO of ThreatMetrix, said: “Our partnership with LexisNexis Risk Solutions over the past two years has fully demonstrated the strong synergies between our two organizations. The benefits our shared customers have realized from the integration of our respective products are unmatched in the industry. Over the past ten years the ThreatMetrix team has pioneered the digital identity space, and by combining the strength of LexisNexis Risk Solutions and ThreatMetrix into a single business, our customers, partners, and employees will benefit with a unique and compelling market opportunity.”

The transaction is subject to customary conditions and regulatory consents and is expected to close during the first half of 2018. It is not expected to have a material impact on 2018 RELX Group earnings.

In 2017, RELX Group completed eight acquisitions for a total consideration of £123m, and disposed of 17 assets for a total of £87m. This compares to an average acquisition spend in the previous five years of approximately £300m per annum.

-ENDS-

ENQUIRIES:	Colin Tennant (Investors) +44 (0)20 7166 5751	Paul Abrahams (Media) +44 (0)20 7166 5724

Disclaimer regarding forward-looking statements

This Results Announcement contains forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. These statements are subject to a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those currently being anticipated. The terms “outlook”, “estimate”, “project”, “plan”, “intend”, “expect”, “should be”, “will be”, “believe”, “trends” and similar  expressions identify forward-looking statements. Factors which may cause future outcomes to differ from those foreseen in forward-looking statements include, but are not limited to: current and future economic, political and market forces; changes in law and legal interpretations affecting the Group’s intellectual property rights; regulatory and other changes regarding the collection, transfer or use of third party content and data; demand for the Group’s products and services; competitive factors in the industries in which the Group operates;

compromises of our data security systems and interruptions in our information technology systems; legislative, fiscal, tax and regulatory developments and political risks; exchange rate fluctuations; and other risks referenced from time to time in the filings of RELX PLC and RELX NV with the US Securities and Exchange Commission.

Notes for Editors

About RELX Group

RELX Group is a global provider of information and analytics for professional and business customers across industries. The group serves customers in more than 180 countries and has offices in about 40 countries. It employs approximately 30,000 people of whom almost half are in North America. RELX PLC is a London listed holding company, which owns 52.9% of RELX Group. RELX NV is an Amsterdam listed holding company, which owns 47.1% of RELX Group. The shares are traded on the London, Amsterdam and New York Stock Exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RELX and RENX. The total market capitalisation is approximately £31bn/€35bn/$44bn.

About LexisNexis Risk Solutions

At LexisNexis Risk Solutions, we believe in the power of data and advanced analytics for better risk management. With over 40 years of expertise, we are the trusted data analytics provider for organizations seeking actionable insights to manage risks and improve results while upholding the highest standards for security and privacy. Headquartered in metro Atlanta USA, LexisNexis Risk Solutions serves customers in more than 100 countries and is part of RELX Group, a global provider of information and analytics for professional and business customers across industries. For more information, please visit www.risk.lexisnexis.com.